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For Immediate Release

For more information contact:
Julie Pitts
412/343-4000 x122
julie@condorweb.com

CONDOR AND GLOBAL CORE STRATEGIES ENTER LETTER OF INTENT

Move strengthens Condor's ERP implementation services


ANNAPOLIS, MD--Dec. 7, 1998--Condor Technology Solutions, Inc., a leading provider of information technology solutions, and Global Core Strategies, Inc., recognized for excellence in middle market and Fortune 1000 SAP R/3 implementation, have signed a letter of intent for Condor to acquire all of Global's outstanding stock.

Terms were not disclosed. The transaction is expected to close by late December.

Global has a history of strong growth, with trailing 12-month revenues of approximately $30 million. The move builds on Condor's already strong full-service offering to the middle market, particularly for clients requiring ERP solutions.

"The addition of more than 150 senior, experienced SAP R/3 software consultants positions Condor to take advantage of the accelerating use of packaged solutions in the middle market," said Kenn Hill, Condor Chairman and Chief Executive Officer.

John McGrath, Global Executive Vice President, said the move potentially will give Global customers and prospects the comfort of knowing they can form relationships with Condor that will last from one project to the next, from one year to the next.

"This is a major step forward for customers of Global Core Strategies," McGrath said. "They will continue to benefit from SAP implementations conducted by project teams with years of SAP experience, but now they may reach out to an even wider range of experts provided by Condor Technology Solutions."

Founded in 1991 and headquartered in Stamford, Conn., Global has offices in Boston, Mass., Atlanta, Ga., Palo Alto, Calif., Mexico City and San Juan, Puerto Rico.

"The expected addition of such a successful middle market SAP provider to Condor's base of expertise takes us in the direction we said we would go - a wider array of services to middle market companies delivered by recognized industry leaders," said Dan Roche, Condor President and Chief Operating Officer.

Complimenting Condor's extensive experience in vertical markets, Global Core Strategies has implemented ERP solutions for customers in the following industries: utilities, public sector, telecommunications, aerospace/defense, automotive, chemicals, consumer products, high-tech electronics, oil and gas, pharmaceuticals and retail.

Global's more than 150 consultants average more than four years of SAP experience and 15 years of business experience. The company is a recipient of SAP's 1998 Partner Award for Excellence.

Condor Technology Solutions, Inc.
Condor Technology Solutions, Inc. (NASDAQ: CNDR) is a leading provider of full-service information technology solutions to Fortune 1000 firms, middle market companies and government entities. Founded in 1996 and headquartered in Annapolis, Md., Condor offers complementary consulting, systems and desktop



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services. This unique integration offers clients a single source for virtually all information technology solutions. Condor's three divisions include 1,075 employees in 32 offices.

Safe Harbor
Statements in this press release that are not strictly historical are "forward looking" statements that are subject to risk and uncertainty. Factors that could cause actual results to differ materially include, but are not limited to, competition, acquisitions, acquisition integration, retention of clients of acquired companies, attracting and retaining highly skilled employees, managing risks associated with client projects, revenue and earnings assumptions based on assumptions about continued growth and margins, as well as other risks detailed in company reports filed with the Securities and Exchange Commission, including its prospectus, 10-K and 10-Q filings.